UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2019

Commission File Number: 333-233910

Natura &Co Holding S.A.

(Exact name of registrant as specified in its charter)

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A

Parque Anhanguera

São Paulo, São Paulo 05106-000, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

NATURA &CO HOLDING S.A.

TABLE OF CONTENTS

ITEM
1.

Material Fact, filed with the Brazilian Securities Commission on November 6, 2019, regarding the approval by the Brazilian Administrative Council for Economic Defense – CADE of the business combination transaction between Natura Cosméticos S.A. and Avon Products, Inc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATURA &CO HOLDING S.A.

By:	/s/ José Antonio de Almeida Filippo
Name:	José Antonio de Almeida Filippo
Title:	Principal Executive and Financial Officer

By:	/s/ Itamar Gaino Filho
Name:	Itamar Gaino Filho
Title:	Chief Legal and Compliance Officer

Date: November 6, 2019

Item 1

Material Fact, filed with the Brazilian Securities Commission on November 6, 2019, regarding the approval by the Brazilian Administrative Council for Economic Defense – CADE of the business combination transaction between Natura Cosméticos S.A. and Avon Products, Inc.

NATURA COSMÉTICOS S.A.	NATURA &CO HOLDING S.A.
Companhia Aberta	Companhia Aberta
CNPJ/ME n° 71.673.990/0001-77	CNPJ/ME n° 32.785.497/0001-97
NIRE 35.300.143.183	NIRE 35.300.531.582

FATO RELEVANTE

Aquisição da Avon e Reestruturação Societária

Aprovação do Conselho Administrativo de Defesa Econômica (CADE)

Natura Cosméticos S.A. (“Natura Cosméticos”) e Natura &Co Holding S.A. (“Natura &Co” e, em conjunto com Natura Cosméticos simplesmente “Companhias”), nos termos da Lei das Sociedades por Ações (Lei 6.404/1976), da Instrução n° 358/2002 da Comissão de Valores Mobiliários (“CVM”) e da Instrução CVM nº 565/2015, informam a seus acionistas e ao mercado em geral que receberam a aprovação, sem restrições, do Conselho Administrativo de Defesa Econômica – CADE em relação ao Ato de Concentração nº 08700.004028/2019-59, como parte da reestruturação societária e aquisição da Avon Products, Inc., divulgados pela Natura Cosméticos em Fatos Relevantes datados de 22 de maio de 2019 e 11 de outubro de 2019 (“Transação”). A decisão deverá ser publicada em 7 de novembro de 2019, no Diário Oficial da União. A decisão não será final até que seja publicada no Diário Oficial da União, e decorrido o prazo de 15 dias a contar de tal publicação, para eventuais recursos, nos termos da legislação aplicável.

Conforme anteriormente divulgado, a consumação da Transação permanece também sujeita ao cumprimento de outras condições precedentes, incluindo a aprovação por autoridades de defesa da concorrência nas demais jurisdições aplicáveis.

As Companhias manterão seus acionistas e o mercado informados a respeito da consumação das demais condições precedentes e fatos subsequentes relacionados à Transação na forma da lei e da regulamentação da CVM.

São Paulo, 6 de novembro de 2019.

JOSÉ ANTONIO DE ALMEIDA FILIPPO
Diretor Financeiro e de Relação com Investidores

NATURA COSMÉTICOS S.A.	NATURA &CO HOLDING S.A.
Publicly-Held Company	Publicly-Held Company
CNPJ/ME No. 71.673.990/0001-77	CNPJ/ME No. 32.785.497/0001-97
NIRE 35.300.143.183	NIRE 35.300.531.582

MATERIAL FACT

Acquisition of Avon and Corporate Restructuring

Approval by the Brazilian Administrative Council for Economic Defense  (Conselho Administrativo de Defesa Econômica - CADE)

Natura Cosméticos S.A. (“Natura Cosméticos”) and Natura &Co Holding S.A. (“Natura &Co” and, together with, Natura Cosméticos, the “Companies”), in compliance with the provisions of Brazilian Corporation Law (Law No. 6,404/1976) and with the provisions of Brazilian Securities Commission (“CVM”) Ruling No. 358/2002 and CVM Ruling No. 565/2015, announce to their shareholders and the market in general that they received approval without restrictions by the Administrative Council for Economic Defense - CADE under the Concentration Act No. 08700.004028 / 2019-59 of the corporate restructuring and acquisition of Avon Products, Inc., disclosed by Natura Cosméticos’ Material Facts on May 22, 2019 and October 11, 2019 (“Transaction”). The decision will likely be published on November 7th, 2019, in the Federal Official Gazette. The decision will not be final until it is published in the Federal Official Gazette and the 15 day standstill period commencing upon such publication has expired under applicable law.

As previously disclosed, the consummation of the Transaction remains subject to the fulfillment of other conditions precedent, including antitrust approval in other applicable jurisdictions.

The Companies will keep their shareholders and the market in general updated on the fulfillment of remaining conditions precedent and subsequent facts related to the Transaction in compliance with applicable law and CVM regulation.

São Paulo, November 6th, 2019.

JOSÉ ANTONIO DE ALMEIDA FILIPPO
Chief Financial and Investor Relations Officer